                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 11-K


              FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

(X)  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

     For the fiscal year ended December 31, 2000.
                               ------------------

                                       OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

           For the transition period from ___________ to ___________.


                         Commission File Number 1-5492-1
                                                --------


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   Nashua Corporation Employees' Savings Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                    Nashua Corporation
                                    11 Trafalgar Square
                                    Second Floor
                                    Nashua, New Hampshire 03063

                   Nashua Corporation Employees' Savings Plan

                            Financial Statements and
                              Supplemental Schedule

                     Years ended December 31, 2000 and 1999


                                TABLE OF CONTENTS

Report of Independent Auditors.............................................1

Financial Statements

Statements of Net Assets Available for Benefits............................2
Statements of Changes in Net Assets Available for Benefits.................3
Notes to Financial Statements..............................................4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)............10

                         REPORT OF INDEPENDENT AUDITORS

The Plan Administrator and Participants
Nashua Corporation Employees' Savings Plan

We have audited the accompanying statements of net assets available for benefits of Nashua Corporation Employees' Savings Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                   /s/ ERNST & YOUNG LLP
                                                   ----------------------------

Manchester, New Hampshire
June 1, 2001

                   Nashua Corporation Employees' Savings Plan

                 Statements of Net Assets Available for Benefits

                                                    DECEMBER 31
                                            ----------------------------
                                               2000             1999
                                            -----------      -----------

ASSETS
Investments, at fair or contract value      $71,004,199      $79,744,327

Receivables:
   Employees' contributions                      56,474               --
   Employer's contribution                       35,368               --
                                            -----------      -----------
Total receivables                                91,842               --
                                            -----------      -----------
Net assets available for benefits           $71,096,041      $79,744,327
                                            ===========      ===========


See accompanying notes.

                   Nashua Corporation Employees' Savings Plan

           Statements of Changes in Net Assets Available for Benefits

                                                YEAR ENDED DECEMBER 31
                                             -----------------------------
                                                 2000             1999
                                             ------------     ------------
ADDITIONS
  Net appreciation (depreciation) in fair
    value of investments                     $ (8,170,338)    $  7,237,758
  Interest and dividends                        4,811,298        6,279,999
                                             ------------     ------------
                                               (3,359,040)      13,517,757

Contributions:
  Employee and rollovers                        2,565,917        2,754,262
  Employer                                        803,542          808,323
                                             ------------     ------------
                                                3,369,459        3,562,585
                                             ------------     ------------
Total additions                                    10,419       17,080,342

DEDUCTIONS
Withdrawals and benefits paid directly
  to participants                               8,636,009        5,182,189
Administrative expenses                            22,696           34,267
                                             ------------     ------------
Total deductions                                8,658,705        5,216,456
                                             ------------     ------------
Net increase (decrease)                        (8,648,286)      11,863,886

Net assets available for benefits
  at beginning of year                         79,744,327       67,880,441
                                             ------------     ------------
Net assets available for benefits
  at end of year                             $ 71,096,041     $ 79,744,327
                                             ============     ============


See accompanying notes.

                   Nashua Corporation Employees' Savings Plan

                          Notes to Financial Statements

                     Years ended December 31, 2000 and 1999

1. DESCRIPTION OF PLAN

The following description of the Nashua Corporation Employees' Savings Plan (the
Plan) provides only general information. Participants should refer to the Summary Plan Description and Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering full-time employees of Nashua Corporation (the Company) who have at least two months of credited service, with the exception of Rittenhouse Paper Company and Rittenhouse LLC (Rittenhouse) employees. The Rittenhouse Employees' Profit Sharing Plan and Trust was merged into the Plan effective January 1, 2001. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Each year, participants may contribute from 1% up to 15% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes 50% for the first 6% of base compensation that a participant contributes to the Plan. Additional amounts may be contributed at the option of the Company's board of directors.

During the years ended December 31, 2000 and 1999, amounts related to employee rollovers from other qualified plans amounted to $93,365 and $218,110, respectively.

Upon enrollment, participants can direct their contributions and the Company's matching contributions into any of the Plan's fund options. Participants may change their investment options daily.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                   Nashua Corporation Employees' Savings Plan

1. DESCRIPTION OF PLAN (CONTINUED)

VESTING

Participants are immediately vested in all contributions, plus actual earnings thereon.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a fixed rate commensurate with local prevailing rates, as determined quarterly by the plan administrator. Principal and interest is paid ratably through payroll deductions.

PAYMENT OF BENEFITS

On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account, or upon death, disability or retirement, or elect to receive other optional forms of payment as described in the Plan document.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2. SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements have been prepared on the accrual basis of accounting.

                   Nashua Corporation Employees' Savings Plan

2. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

INVESTMENT VALUATION AND INCOME RECOGNITION

Shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. Common shares of Company stock held in the Plan are valued at quoted market price. The Plan's guaranteed investment contract is valued at contract value, which approximates fair value. Contract value represents contributions made under the contracts, plus interest earned at 3.63%, less funds used to pay withdrawals and expenses. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

EXPENSES

Substantially all expenses of the Plan are paid by the Company. Certain expenses related to participant loans are paid by the Plan via a reduction of participant accounts.

                   Nashua Corporation Employees' Savings Plan

3. INVESTMENTS

During 2000 and 1999, the Plan's investments (including investments purchased, sold and held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:


                                          NET APPRECIATION
                                       (DEPRECIATION) IN FAIR
                                        VALUE OF INVESTMENTS
                                    ----------------------------
                                       2000             1999
                                    -----------      -----------

Nashua Corporation Common Stock     $  (688,027)     $  (939,635)
Shares of mutual funds               (7,482,311)       8,177,393
                                    -----------      -----------
                                    $(8,170,338)     $ 7,237,758
                                    ===========      ===========

Investments that represent 5% or more of the fair value of the Plan's net assets available for benefits are as follows:

                                             DECEMBER 31
                                     ---------------------------
                                        2000            1999
                                     -----------     -----------

Fidelity Puritan Fund                $ 5,639,051     $ 6,887,933
Fidelity Magellan Fund                20,033,643      24,192,401
Fidelity Contrafund                    3,756,870       4,304,098
Fidelity Equity-Income Fund            4,351,680       5,140,368
Fidelity Growth Company Fund          13,679,850      12,693,116
Fidelity U.S. Government Reserve
  Money Market Fund                   12,341,397       8,379,510

                   Nashua Corporation Employees' Savings Plan

4. GUARANTEED INVESTMENT CONTRACT FUND

The Plan's investment in the Guaranteed Investment Contract Fund consists of the following:

                                                  DECEMBER 31
                                          ---------------------------
                                             2000            1999
                                          -----------     -----------
Fidelity U.S. Government Reserve
   Money Market Fund                      $12,341,397     $ 8,379,510
First Allmerica
   3.25%, due 4/30/00                              --         713,059
Pacific Mutual Life Insurance Company
   5.30%, due 4/29/00                              --         912,298
Monumental Life
   3.63%, due 4/30/01                         656,088         633,105
Monumental Life
   5.21%, due 4/30/01                         510,531         485,227
United States Treasury Note
   8.50%, due 11/15/00                             --       2,981,165
                                          -----------     -----------
                                          $13,508,016     $14,104,364
                                          ===========     ===========

The average yields of the Guaranteed Investment Contract Fund for the years ended December 31, 2000 and 1999 were approximately 5.6% and 7.4%, respectively. Crediting interest rates remained the same, as noted above, for both 2000 and 1999.

The issuing institution's ability to meet its contractual obligation under the respective contracts may be affected by future economic and regulatory developments in the insurance industry.

                   Nashua Corporation Employees' Savings Plan

5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated October 25, 1994, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

6. PARTY-IN-INTEREST TRANSACTIONS

Certain of the Plan's assets are invested in mutual funds for which FMR Corp. provides investment advisory services. FMR Corp. is an affiliate of both Fidelity Management Trust Company and Fidelity Investments Institutional Operations Company, Inc., the Plan's trustee and recordkeeper, respectively. Accordingly, these transactions qualify as party-in-interest.

7. SUBSEQUENT EVENT

The Company acquired all outstanding shares of stock of Rittenhouse Paper Company on April 17, 2000. On August 29, 2000, the Company's Board of Directors voted to merge the Rittenhouse Employees' Profit Sharing Plan and Trust into the Plan effective January 1, 2001. As a result, assets of approximately $17,000,000 were transferred into the Plan in January 2001.

                              SUPPLEMENTAL SCHEDULE

                   Nashua Corporation Employees' Savings Plan

                        EIN: 02-0170100 Plan Number: 010

                    Schedule H, Line 4i - Schedule of Assets
                              (Held at End of Year)

                                December 31, 2000


IDENTITY OF ISSUE, BORROWER,         DESCRIPTION OF                               CURRENT
  LESSOR OR SIMILAR PARTY              INVESTMENT                                  VALUE
--------------------------------------------------------------------------------------------

Mutual Funds:
   * Fidelity Management
       Trust Company           Puritan Fund, 299,472 shares                     $  5,639,051
                               Magellan Fund, 167,927 shares                      20,033,643
                               Contrafund, 76,406 shares                           3,756,870
                               Equity-Income Fund, 81,446 shares                   4,351,680
                               Growth Company Fund, 191,514 shares                13,679,850
                               Intermediate Bond Fund, 29,752 shares                 298,705
                               Europe Fund, 55,424 shares                          1,649,970
                               Pacific Basin Fund, 38,382 shares                     663,625
                               Asset Manager Fund, 38,826 shares                     653,049
                               Small Cap Stock Fund, 58,898 shares                   955,914
                               Government Money Market Fund, 643,106 shares          643,106
                               Spartan U.S. Equity Index Fund, 41,832 shares       1,958,165
                                                                                ------------
                                                                                  54,283,628

Guaranteed Investment
   Contract Fund:
     Monumental Life          5.21%, due 4/30/01                                     510,531
     Monumental Life          3.63%, due 4/30/01                                     656,088
   * Fidelity Management
       Trust Company          Fidelity U.S. Government Reserve Money
                                 Market Fund, 12,341,397 shares                   12,341,397
                                                                                ------------
                                                                                  13,508,016

Common Stock
   * Nashua Corporation       Nashua Corporation
                                 Common Stock, 264,942 shares                      1,176,342

Interest Bearing Cash         Cash                                                    39,064

* Participant Loans           7.25% to 13.5%                                       1,997,149
                                                                                ------------
                                                                                $ 71,004,199
                                                                                ============

* Indicates a party-in-interest to the Plan.

NASHUA CORPORATION EMPLOYEES' SAVINGS PLAN. Pursuant to the requirements of the Securities Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                            NASHUA CORPORATION
                                            EMPLOYEES' SAVINGS PLAN


Date: June 25, 2001                         By /s/John L. Patenaude
     --------------                            ------------------------------
                                               John L. Patenaude
                                               Nashua Corporation
                                               Vice President - Finance,
                                                Chief Financial Officer